SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 3)*

Pacific Mercantile Bancorp
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

694552100
(CUSIP Number)

Marc Weingarten
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2013
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 694552100	SCHEDULE 13D/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,529,254 shares of Common Stock (See Item 4 and Item 5 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,690,438 shares of Common Stock (See Item 4 and Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,690,438 shares of Common Stock (See Item 4 and Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.3%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 694552100	SCHEDULE 13D/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS George Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,529,254 shares of Common Stock (See Item 4 and Item 5 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,690,438 shares of Common Stock (See Item 4 and Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,690,438 shares of Common Stock (See Item 4 and Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 694552100	SCHEDULE 13D/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 119,480 shares of Common Stock (See Item 4 and Item 5 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 119,480 shares of Common Stock (See Item 4 and Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 119,480 shares of Common Stock (See Item 4 and Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 694552100	SCHEDULE 13D/A	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS SBAV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,409,774 shares of Common Stock (See Item 4 and Item 5 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,570,958 shares of Common Stock (See Item 4 and Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,570,958 shares of Common Stock (See Item 4 and Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 694552100	SCHEDULE 13D/A	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS SBAV GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,409,774 shares of Common Stock (See Item 4 and Item 5 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,570,958 shares of Common Stock (See Item 4 and Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,570,958 shares of Common Stock (See Item 4 and Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 694552100	SCHEDULE 13D/A	Page 7 of 12 Pages

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D, originally filed on September 2, 2011 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D, filed on January 10, 2012 (“Amendment No. 1") and Amendment No. 2 to the Original Schedule 13, filed on October 15, 2012 (“Amendment No. 2” and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the “Schedule 13D") and relates to the common stock, no par value (the "Common Stock"), of Pacific Mercantile Bancorp, a California corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 2, 3, 4, 5 and 7 of the Schedule 13D as set forth below. Except as set forth herein, the Schedule 13D is unmodified.

Item 2.	IDENTITY AND BACKGROUND

Paragraphs (a), (b) and (c) of Item 2 are hereby amended and restated in their entirety as follows:

(a) This statement is filed by SBAV LP, a Delaware limited partnership ("SBAV"), SBAV GP LLC, a Delaware limited liability company ("SBAV GP"), George Hall ("Mr. Hall"), Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company (“Magnolia”) and Clinton Group, Inc., a Delaware corporation (“Clinton”, and together with SBAV, SBAV GP, Magnolia and Mr. Hall, the "Reporting Persons").

(b) The principal business address of each of the Reporting Persons is 601 Lexington Avenue, 51st Fl., New York, New York 10022.

(c) The principal business of SBAV is to invest in securities. The principal business of SBAV GP is to act as the general partner of SBAV. The principal business of Magnolia is to invest in securities. The principal business of Clinton is to provide investment management services to private individuals and institutions. George Hall is the sole and managing member of SBAV GP and the president of Clinton.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by the addition of the following:

Funds for the purchase of the 119,480 shares of Common Stock reported herein by Magnolia were derived from available working capital of Magnolia. A total of $712,334.47 was paid to acquire such shares of Common Stock.

On December 31, 2012, 3,150 shares of Series C Preferred Stock were issued by the Issuer to SBAV as a coupon payment on the Initial Shares of Series B-2 Preferred Stock.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by the addition of the following:

CUSIP No. 694552100	SCHEDULE 13D/A	Page 8 of 12 Pages

On December 31, 2012, the Issuer issued 3,150 shares of Series C Preferred Stock to SBAV as an alternative form of coupon payment payable on the Initial Shares of Series B-2 Preferred Shares. Each share of Series C Preferred Stock is convertible into such whole number of shares of Common Stock as is obtained by dividing (i) $100 by (ii) $5.32, subject to adjustment for stock splits and combinations and dividends and distributions made by the Issuer in shares of Common Stock; provided that cash is paid in lieu of any fractional shares of Common Stock. As of the date hereof, each share of Series C Preferred Stock is convertible into approximately 18.79 shares of Common Stock, for an aggregate of 59,210 shares of Common Stock for all 3,150 shares of Series C Preferred Stock issued to SBAV on December 31, 2012. The 3,150 shares of Series C Preferred Stock are only convertible into shares of Common Stock upon a transfer to an Eligible Transferee.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a)–(c) of Item 5 are hereby amended and restated in their entirety as follows:

(a) and (b) As of the close of business on March 22, 2013, (i) SBAV holds 75,000 shares of Series B-2 Preferred Stock convertible into 1,409,774 shares of Common Stock and 8,575 shares of Series C Preferred Stock convertible into 161,184 shares of Common Stock upon a transfer to an Eligible Transferee, representing approximately 8.6% of the outstanding shares of Common Stock after taking into account such conversions and (ii) Magnolia holds 119,480 shares of Common Stock, representing approximately 0.7% of the outstanding shares of Common Stock. Accordingly, (i) SBAV GP, as the general partner of SBAV, may be deemed to beneficially own (x) the 1,409,774 shares of Common Stock issuable upon conversion of the Series B-2 Preferred Stock held by SBAV and (y) the 161,184 shares of Common Stock issuable upon conversion of the Series C Preferred Stock held by SBAV, representing approximately 8.6% of the outstanding shares of Common Stock after taking into account such conversions and (ii) Clinton, as the investment manager of SBAV and Magnolia, and Mr. Hall, as the president of Clinton and sole managing member of SBAV GP, may be deemed to beneficially own the (x) 1,409,774 shares of Common Stock issuable upon conversion of the Series B-2 Preferred Stock held by SBAV, (y) the 161,184 shares of Common Stock issuable upon conversion of the Series C Preferred Stock held by SBAV and (z) the 119,480 shares of Common Stock held by Magnolia, representing approximately 9.3% of the outstanding shares of Common Stock after taking into account such conversions.

The Reporting Persons are prohibited from exercising voting rights with respect to the Series B-2 Preferred Stock on any matter to the extent that at such time, giving effect to such voting rights would result in the Reporting Persons beneficially owning Voting Securities having the right to vote in excess of 9.99% of the aggregate voting power of all classes of Voting Securities of the Issuer outstanding and entitled to vote on any such matter. In addition, the Reporting Persons do not have the right to exercise voting rights with respect to the Series C Preferred Stock on any matter, subject to limited exceptions. The shares of Series C Preferred Stock are only convertible into shares of Common Stock upon certain permitted transfers as set forth in the Certificate of Determination of Rights, Preferences, Privileges and Restrictions of Series C Preferred Stock of the Issuer.

CUSIP No. 694552100	SCHEDULE 13D/A	Page 9 of 12 Pages

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is based upon the 16,677,419 shares of Common Stock outstanding as of February 28, 2013, as set forth in the Issuer’s Annual Report on Form 10-K for fiscal year ended December 31, 2013, filed on March 20, 2013, plus, where applicable, (a) the 1,409,774 shares of Common Stock into which the shares of Series B-2 Preferred Stock held by SBAV may be currently converted and (b) the 161,184 shares of Common Stock into which the shares of Series C Preferred Stock held by SBAV may be currently converted, for an aggregate of 18,248,377 shares of Common Stock outstanding after giving effect to such conversions.

As described in Item 4 above, SBAV also holds Warrants.

(c) Other than the receipt of the shares of Series C Preferred Stock described in Items 3 and 4 above and the transactions reported on Schedule A attached hereto, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

Item 7.	MATERIAL TO BE FILES AS EXHIBITS

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit 8	Description
Joint Filing Agreement, dated March 21, 2013

CUSIP No. 694552100	SCHEDULE 13D/A	Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 21, 2013

SBAV LP

By: SBAV GP LLC, its general partner

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

SBAV GP LLC

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

Clinton Magnolia Master Fund, Ltd.

By: Clinton Group, Inc., its investment manager

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

Clinton Group, Inc.

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

/s/ George Hall
George Hall

CUSIP No. 694552100	SCHEDULE 13D/A	Page 11 of 12 Pages

Schedule A

TRANSACTIONS IN THE ISSUER’S SHARES OF COMMON STOCK BY THE REPORTING PERSON IN THE PAST SIXTY DAYS

The following tables set forth all transactions in the shares of Common Stock effected in the past sixty days by the Reporting Person. All such transactions were effected in the open market through brokers and the price per share does not include commissions.

Magnolia:

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
March 12, 2013	2,200	$5.68
March 12, 2013	1,779	$5.69
March 12, 2013	15,697	$5.75
March 13, 2013	3,007	$5.78
March 13, 2013	49,000	$5.80
March 14, 2013	1,700	$5.91
March 14, 2013	2,312	$5.94
March 15, 2013	4,283	$6.12
March 15, 2013	5,000	$6.14
March 18, 2013	1,500	$6.10
March 18, 2013	5,000	$6.16
March 19, 2013	2,200	$6.21
March 19, 2013	20,802	$6.27
March 20, 2013	5,000	$6.08

CUSIP No. 694552100	SCHEDULE 13D/A	Page 12 of 12 Pages

Joint Filing Agreement

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows that such information is inaccurate.

Dated: March 21, 2013

SBAV LP

By:	SBAV GP LLC, its general partner

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

SBAV GP LLC

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

Clinton Magnolia Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ George Hall
Name:	George Hall
Title:	President

Clinton Group, Inc.

By:	/s/ George Hall
Name:	George Hall
Title:	President

/s/ George Hall
George Hall